VK 3/18/04

AH 3/17/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[redacted]

04016095

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KALIN ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 BROADWAY, SU 1601
(No. and Street)

NEW YORK, N.Y. 10004
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHARON J KALIN 212 809 6400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT SPONTAK, CPA
(Name – *if individual, state last, first, middle name*)

75 EIGHTH AVE, BROOKLYN, N.Y. 11215
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR - 4 2004
WASH. D.C.
187
SECTION

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

OATH OR AFFIRMATION

I, SHARON J KALIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KALIN ASSOCIATES, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RISK ARBITRAGE MONITOR PROFIT SHARING ACCOUNT/KEOGH

PERSHING CUSTODIAN ACCOUNT

SHARON J KALIN, PERSONAL ACCNT

Signature

PRESIDENT

Title

Notary Public

Sworn to me this 26th of February 2004.

MARIA CHRISTINA POONS
Notary Public, State of New York
No. 5001661
Qualified in Nassau County
Commission Expires Sept. 14, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE
BROOKLYN, NEW YORK 11215-1511
(718) 622-3780 Fax (718) 636-3114-11

February 18, 2004

Board of Directors
Kalin Associates, Inc.
50 Broadway, Suite #1601
New York, New York 10004

In planning and performing my audit of the financial statements of Kalin Associates, Inc. for the year ended December 31, 2003 I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kalin Associates, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11). I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customer securities or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

KALIN ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE, BROOKLYN, NEW YORK 11215-1511

CONTENTS

ROBERT J. SPONTAK
Certified Public Accountants
75 EIGHTH AVENUE
BROOKLYN, NEW YORK 11215-1511
(718) 622-3780 Fax (718) 636-3114-11

Member: American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

Independent Auditor's Report

The Board of Directors
Kalin Associates, Inc.

I have examined the balance sheet of Kalin Associates, Inc. as of December 31, 2003 and the related statement of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalin Associates, Inc. as of December 31, 2003, and the results of its operations and changes in stockholder's equity and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brooklyn, New York
February 18, 2004

KALIN ASSOCIATES, INC.
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash and equivalents		$ 78,773
Investments		64,920
Receivables		120,573
		264,266
Fixed Assets		-
Other Assets		
Deposits with clearing organization	100,000	
Security deposits	11,049	
Other assets	122,300	
		233,349
Total Assets		$ 497,615

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 129,863
State and local income tax	759
	130,622
Stockholder's Equity	366,993
Total Liabilities and Stockholder's Equity	$ 497,615

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2003

Revenues:		
Floor broker fee		$ 1,407,166
Commissions		219,674
Interest		1,054
Dividends		7,828
Unrealized gain (loss)		19,440
		1,655,162
Expenses:		
Payroll	$ 610,077	
Floor brokerage	132,267	
Enforcement penalty	40,000	
Rent	84,535	
Floor facility fees	26,512	
Telecommunications	163,903	
Error expense	56,129	
Accounting and legal	72,125	
Payroll tax and insurance	95,416	
Clearing expenses and fees	13,360	
Input data charges	16,035	
Registration and filing fees	115,477	
Seat lease fee	397,750	
Interest expense	1,969	
Insurance	4,046	
Travel and entertainment	24,292	
Miscellaneous	13,181	
Supplies and office expense	3,674	
Professional fees	23,715	
Bad debt	9,223	
		1,903,686
Income (Loss) Before Income Taxes		(248,524)
Income Taxes (Note 9)		759
Net Profit (Loss)		$ (249,283)

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, January 1	$ 17,400	$ 470,611	$ 23,265	$ 511,276
Reclassification of loan from stockholder to additional paid in capital	-	105,000	-	105,000
Net Loss	-	-	(249,283)	(249,283)
Balance, December 31	$ 17,400	$ 575,611	$ (226,018)	$ 366,993

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (249,283)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		-
Bad debt reserve		9,223
Unrealized gain		(19,440)
		(259,500)
Changes in assets and liabilities		
Other Receivables	$ (15,611)	
Prepaid expenses	24,000	
Other assets	94	
Accounts payable	113,956	
State and local tax payable	(52)	
		122,387
		(137,113)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		-
Net decrease in cash		(137,113)
Cash - January 1		215,886
Cash - December 31		$ 78,773

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 1,969
Income taxes	$ 710

See notes to financial statements and auditor's report.

KALIN ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE 1 Organization

The company is a broker-dealer specializing in the trades of institutions.

NOTE 2 Summary of Significant Accounting Policies

This summary of significant accounting policies of the company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, which is responsible for their integrity and objectivity.

a. Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets.

b. Financial Instruments

Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments.

c. Statement of Cash Flows

For the purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of six months or less to be cash equivalents.

NOTE 3 Use of Estimates

The company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE 4 Investments

At December 31, 2003 the Company owned 12,000 shares of an equity mutual fund with a cost of $ 74,146.

NOTE 5 Deposits With Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Pershing and Company ("Pershing").

A deposit is held by Pershing to indemnify the carrying broker against the failure of the company's customers to perform their obligations with respect to their accounts. The deposit consists of cash.

NOTE 6 Other Assets

Other assets primarily consists of an employee loan of $ 49,000 and receivables from Adler Coleman, the Company's previous clearing broker, who went into bankruptcy in 1995. In 1997, at the demand of the bankruptcy trustee, an additional $ 104,511 deposit was made to Adler Coleman, to replace monies erroneously returned to the organization in prior years. A reserve of $ 9,223 and $ 50,000 was taken in 2003 and 1997 against the new deposit respectively.

At December 31, 2003 the receivables from Adler Coleman have been stated at what is reasonably expected to recovered.

Other assets also includes $ 3,300 for the purchase of NASD stock.

NOTE 7 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition the ability to withdraw equity capital or pay cash dividends is also dependent upon meeting predefined levels of net capital adequacy.

At December 31, 2003 the Company had net capital and net capital requirements of $ 221,073 and $ 8,708 respectively. The Company's ratio of aggregate indebtedness to net capital was .591 to 1.

NOTE 8 Capital Stock

At December 31, 2003 there were 200 no par value shares authorized; 10 shares issued and outstanding.

NOTE 9 Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. As such there are no federal taxes due.

NOTE 10 Office Space Rental

The company occupies space under a five year lease, expiring November 30, 2004. Required rent is $ 73,038 per year, with rent escalations.

The company obtains an abatement against payments each year from New York City under the Commercial Revitalization Program. In 2003, $ 3,985 was returned.

NOTE 11 Related Party Transactions

Office facilities are shared with other companies owned by the shareholder. In 2003, $ 2,348 was paid to one company as reimbursement of office expense.

Payments of $ 124,000 were made to the stockholder as lease rental for a New York Stock Exchange ("NYSE") membership seat.

NOTE 12 Concentration of Risk

At December 31, 2003 Kalin had no significant concentrations of credit risk or customer risk.

NOTE 13 Enforcement Proceedings

After negotiations with the New York Stock Exchange Division of Enforcement a settlement was reached and payment of $ 40,000 was made in August 2003 covering violations for the period from 1999 through 2002.

SUPPLEMENTARY SCHEDULES

KALIN ASSOCIATES, INC.
DECEMBER 31, 2003

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 366,993
Less:		
Commissions	$ 2,171	
Security deposits	11,049	
Other assets	122,300	
		135,520
Net capital before haircuts		231,473
Haircuts		10,400
NET CAPITAL		$ 221,073

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital requirement (6 2/3%of aggregate indebtedness)	$ 8,708
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above)	$ 8,708

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 129,863
State and local taxes payable	759
	$ 130,622

SCHEDULE II

KALIN ASSOCIATES, INC.
DECEMBER 31, 2003

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15C3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS OF RULE 15C3-3

The company is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The company, therefore, meets the requirements of paragraph (k)(2)(ii) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THE COMPUTATIONS INCLUDED IN PART IIA OF FORM X-17A-5 OF THE SAME DATE

Net capital per FOCUS report	$ 221,073
Net capital per audit report	$ 221,073